Exhibit 99.4

FORM OF LETTER TO CLIENTS OF NOMINEE HOLDERS

CROSSROADS SYSTEMS, INC.

Up To [________] Shares of Common Stock
Issuable Upon the Exercise of Subscription Rights Distributed to Stockholders of
Crossroads Systems, Inc.

[______], 2015

To Our Clients:

Enclosed for your consideration are the Prospectus, dated [_____], 2015 (the “Prospectus”), and the Instructions for Use of Crossroads Systems, Inc. Subscription Rights Certificates and Election Form relating to the distribution by Crossroads Systems, Inc. (“Crossroads” or the “Company”) to the holders of record (the “Record Holders”) of common stock, par value $0.001 per share (the “Common Stock”) and Series F Convertible Preferred Stock (the “Series F Preferred Stock”), of the Company, as of 5:00 p.m., New York City time, on [_____], 2015 (the “Record Date”), at no charge, of non-transferable subscription rights (the “Rights”) to purchase shares of Common Stock at a price of $[____] per share (the “Rights Offering”). The Rights are described in the Company’s Prospectus.

In the Rights Offering, up to an aggregate of [________] shares of Common Stock are being offered pursuant to the Prospectus. The Rights will expire if they are not exercised by 5:00 p.m., New York City time, on [______], 2015 (the “Expiration Date”). Rights not exercised by the Expiration Date will expire, have no value and cease to be exercisable for Common Stock.

As described in the accompanying Prospectus, you will receive one Right for every share of Common Stock and Series F Preferred Stock carried by us in your account as of the Record Date.

Each Right gives the holder thereof the right to purchase from the Company [_____] shares of Common Stock (the “Basic Subscription Right”) at a subscription price of $[____] per share (the “Subscription Price”), subject to the NOL Protection Mechanics (as defined in the Prospectus). Fractional shares or cash in lieu of fractional shares will not be issued in the Rights Offering. Instead, fractional shares resulting from the exercise of Basic Subscription Rights will be eliminated by rounding down to the nearest whole share. As an example, if you owned 100 shares of Common Stock and 50 shares of Series F Preferred Stock as of the Record Date, you would receive 150 Rights that would entitle you to purchase [___] shares of Common Stock for $[____] per share.

In addition, Record Holders who purchase all of the shares of Common Stock available to them pursuant to their Basic Subscription Rights may also choose to subscribe (the “Over-Subscription Privilege”), at the same Subscription Price of $[____] per share, for a portion of any shares of Common Stock that other Record Holders do not purchase through the exercise of their Basic Subscription Rights (the “Over-Subscription Shares”). If a sufficient number of Over-Subscription Shares are available, the Company will seek to honor all over-subscription requests in full, subject to the NOL Protection Mechanics. If, however, an insufficient number of Over-Subscription Shares are available to fully satisfy all Over-Subscription Privilege requests, the available shares will be distributed proportionately among the holders of Rights who exercise their Over-Subscription Privilege based on the number of shares each Rights holder subscribed for under the Basic Subscription Right. The Company will not issue fractional shares through the exercise of over-subscription privileges. Instead, fractional shares resulting from the exercise of the Over-Subscription Privilege will be eliminated by rounding down to the nearest whole share.

Also, the Company has protection mechanics in place to preserve its ability to utilize its NOLs, including the ability to limit the amount of shares that certain stockholders may over-subscribe for. Stockholders who currently own more than, or who would increase their current holdings of the Company’s Common Stock from fewer than 967,976 shares to greater than 967,976 shares by virtue of the exercise of their Basic Subscription Right and/or Over-Subscription Privilege in this Rights Offering, may not be able to subscribe or over-subscribe to the extent otherwise allowable. If you currently own more than, or would potentially increase your current holdings of the Company’s Common Stock from fewer than 967,976 shares to greater than 967,976 shares but would like to participate in the Rights Offering, please contact the Company’s information agent, InvestorCom, Inc., to discuss your level of subscription, by email at info@investor-com.com, by telephone at (877) 972-0090 (toll free) or by mail at InvestorCom, Inc., 65 Locust Avenue, New Canaan, CT 06840.The Company will only permit such stockholders to participate in this Rights Offering up to such amounts as will not jeopardize the Company’s NOLs. The Company will reduce the amount of a subscription or an over-subscription exercise by the amount necessary to preserve the Company’s NOLs against future taxable income. See “The Rights Offering—NOL Protection Mechanics” in the Prospectus.

The Rights are evidenced by Rights certificates (each, a “Subscription Rights Certificate”) registered in the names of the Record Holders of the shares of Common Stock and Series F Preferred Stock for which the Rights are being distributed. Rights are non-transferable, meaning that they may not be sold, transferred, or assigned by the holder of the Rights to any other party.

THE MATERIALS ENCLOSED ARE BEING FORWARDED TO YOU AS THE BENEFICIAL OWNER OF CROSSROADS COMMON STOCK AND SERIES F PREFERRED STOCK CARRIED BY US IN YOUR ACCOUNT BUT NOT REGISTERED IN YOUR NAME. EXERCISES OF RIGHTS MAY BE MADE ONLY BY US AS THE RECORD HOLDER AND PURSUANT TO YOUR INSTRUCTIONS. Accordingly, we request instructions as to whether you wish us to elect to subscribe for any shares of Common Stock to which you are entitled pursuant to the terms of the Rights Offering and subject to the conditions set forth in the enclosed Prospectus. However, we urge you to read the Prospectus and other enclosed materials carefully before instructing us to exercise your Rights.

Your Beneficial Owner Election Form and full payment for the aggregate Subscription Price for all of the shares of Common Stock that you have subscribed to purchase pursuant to the Basic Subscription Rights and the Over-Subscription Privilege should be forwarded as promptly as possible in order to permit us to exercise Rights on your behalf in accordance with the provisions of the Rights Offering.

The Rights Offering will expire at 5:00 p.m., New York City time, on the Expiration Date. Because we must submit your subscription and payment in advance of 5:00 p.m., New York City Time, on the Expiration Date, we must receive your Beneficial Owner Election Form and full payment for the aggregate Subscription Price for all of the shares of Common Stock that you have subscribed to purchase pursuant to the Basic Subscription Rights and the Over-Subscription Privilege, no later than [_____], 2015. Once you have exercised your Rights pursuant to the Basic Subscription Right and the Over-Subscription Privilege, such exercise may not be revoked.

If you wish to have us, on your behalf, exercise the Rights for any shares of Common Stock to which you are entitled, please so instruct us by timely completing, executing and returning to us the Beneficial Owner Election Form attached to this letter.

2

ANY QUESTIONS OR REQUESTS FOR ASSISTANCE CONCERNING THE RIGHTS OFFERING SHOULD BE DIRECTED TO THE COMPANY’S INFORMATION AGENT, INVESTORCOM, INC., BY EMAIL AT INFO@INVESTOR-COM.COM, BY TELEPHONE AT (877) 972-0090 (TOLL FREE) OR BY MAIL AT INVESTORCOM, INC., 65 LOCUST AVENUE, NEW CANAAN, CT 06840.

3